Exhibit 99.1

Titan Medical Reports Voting Results From Annual and Special Meeting of Shareholders

Welcomes Cathy Steiner as Independent Director

TORONTO--(BUSINESS WIRE)--June 10, 2021--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced the voting results from the company’s Annual and Special Meeting of its Shareholders held on Wednesday, June 9, 2021.

All of management’s nominees for election were duly elected as directors of the company by the shareholders presented or represented by proxy at the meeting. A total of 56,098,112 of the 109,527,690 common shares outstanding, or 51.22%, were voted at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting, as follows:

	Votes For	%	Votes Withheld	%
Paul Cataford	22,477,189	97.13	665,308	2.87
Anthony J. Giovinazzo	22,230,368	96.06	912,129	3.94
Heather L. Knight	22,375,526	96.69	766,970	3.31
David McNally	16,308,250	70.47	6,834,247	29.53
Cathy Steiner	22,462,940	97.06	679,556	2.94
Cary G. Vance	22,333,789	96.51	808,708	3.49

“I would like to take this opportunity to welcome Cathy Steiner to our Board of Directors,” said Paul Cataford, Chairman of the Board of Directors. “With over 20 years of experience as an investment banker and financial and capital markets advisor for healthcare companies, we are confident that Cathy will be a strong contributor to the board and its committees as an independent director. She joins Titan at a very exciting time, as we advance our Enos™ system toward clinical studies.”

The appointment of BDO Canada LLP as independent auditors of the company was approved by shareholders (with 52,008,750 votes for and 4,089,761 votes withheld) in respect of the motion.

Renewal of the Stock Option Plan was approved by shareholders (with 15,852,067 votes for and 7,290,430 votes withheld) in respect of the motion.

Approval of amendments to the Stock Option Plan for the provision of incentive stock options was approved by shareholders (with 15,496,101 votes for and 7,646,396 votes withheld) in respect of the motion.

About Titan Medical Inc.

Titan Medical Inc. is a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand, and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation, and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs, and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com